Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 twright@loeb.com

Via Edgar

April 5, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SPK Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 1, 2021

CIK No. 0001848097

Dear SEC Officers:

On behalf of our client, SPK Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 26, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

April 5, 2021 Page 2

Draft Registration Statement on Form S-1 filed March 1, 2021

Dilution, page 50

1.	We note you have calculated dilution assuming both full and no conversion of shares subject to conversion. Please expand your disclosure to include a discussion of the purpose for this presentation and to explain the methodology behind the full and no conversion calculations. Your revised disclosure should include a discussion of how you calculated both the proceeds and shares subject to conversion.

Response: We have revised the dilution table to address the Staff’s comment. The initial dilution table has been revised to only reflect dilution as of the time of the IPO and does not take into account full conversion calculations, as what is customarily provided in such table. The pro forma table assumes full conversion of the shares and an explanation of the methodology is included in the introduction to the dilution tables.

2.	Please confirm the mathematical accuracy of your calculations of dilution assuming no conversion and revise as necessary.

Response: The disclosure on page 50 and 51 of the Amended S-1 has been reviewed and changes have been made to the calculations as necessary.

Please call me at 212-407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner